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                                                                 Exhibit 99.1

March 8, 2004

Bookham Technology plc completes acquisition of New Focus, Inc


Oxfordshire, UK and San Jose, CA, USA: Bookham Technology plc ("Bookham") (LSE:
BHM; NASDAQ: BKHM), a leading provider of optical components, modules and subsystems for fiber optic communication networks, and New Focus, Inc ("New Focus") (NASDAQ: NUFO), a leading provider of photonics and microwave solutions to non-telecom diversified markets, are pleased to announce that all of the conditions to the acquisition of New Focus by Bookham have been satisfied and the acquisition has been completed today.

Immediately prior to the closing of the merger, New Focus declared a cash distribution of $2.19 per share to stockholders of record as of March 8, 2004. New Focus has delivered approximately $143,386,000 to its transfer agent with instructions to deliver the $2.19 per share cash distribution to each stockholder of record as soon as practicable.

As previously announced and as a result of the completion of this acquisition, Dr. Winston Fu and Dr. Peter Bordui, two directors of New Focus, have now joined the board of Bookham as non-executive directors and Jack Kilby has retired as a director of Bookham.

In addition, Bookham announces the promotion of Liam Nagle to President, in addition to his role as Chief Operating Officer. This appointment reflects the company's broader market presence and international operations. Liam's increased role strengthens the company's leadership team to fully oversee the performance of its operations worldwide and execute on future growth plans more effectively. He will continue to report to Giorgio Anania, the Chief Executive Officer.

Contact:
Sharon Ostaszewska
Bookham Technology plc
+44 (0) 1235 837000

There is no information in 6F.2(b) to (g) of the Listing Rules of the UK Listing Authority that is required to be disclosed in relation to Dr. Fu or Dr. Bordui.